ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


06013352


SEC MAIL
RECEIVED
PROCESSING
APR 26 2006
SECTION

April 25th, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

April 25 , 2006
Advantage Energy Income Fund and Ketch Resources Trust Announce Merger and Internalization of Advantage Management Contract
April 13 , 2006
Advantage Announces Distribution of Cdn$0.25 per Unit, the Adjusted Exchangeable Shares Ratio & the Redemption of Exchangeable Shares
March 17, 2006
Advantage Files Annual Information Form
March 13, 2006
Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio
March 9, 2006
Advantage Announces Fourth Quarter and Year Ended December 31, 2005 Financial Results
March 3 , 2006
2005 Tax Information
February 28, 2006
Advantage Announces Year End 2005 Reserves

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


ADVANTAGE
ENERGY INCOME FUND


Ketch
RESOURCES TRUST

News Release

April 25, 2006

Advantage Energy Income Fund and Ketch Resources Trust Announce Merger and Internalization of Advantage Management Contract

Advantage Energy Income Fund (TSX:AVN.UN) (NYSE:AAV) ("Advantage" or the "Fund") and Ketch Resources Trust (TSX:KER.UN) ("Ketch") are pleased to announce that their respective boards of directors have unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team which will include key personnel from both Advantage and Ketch.

The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit on a tax-deferred basis in Canada. The transaction exchange ratio reflects a premium to Ketch Unitholders of 7.6% based on the respective closing price for each trust on April 24, 2006. The exchange will result in an 8.7% increase in distributions to Ketch Unitholders based on current distribution levels. Upon completion of the merger and the proposed internalization of the Advantage Management Contract, Advantage Unitholders will own approximately 66% of the combined trust and Ketch Unitholders will own approximately 34%.

Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. It is anticipated that the Unitholder meetings required to approve the Arrangement will be held, and the Arrangement is expected to close, prior to the end of June 2006. An information circular prepared jointly by the trusts is expected to be mailed to Advantage and Ketch Unitholders in May 2006.

Highlights

- Accretive to Advantage Unitholders on a production and cash flow per unit basis while offering Ketch Unitholders an increase in cash distributions per unit and a longer reserve life index;
- The combined entity will be one of the largest natural gas focused royalty trusts with an enterprise value of approximately $2.7 billion and current production of approximately 30,500 boe/d (on a 6:1 basis);
- Production mix will be approximately 70% natural gas and 30% light oil and NGLs with high operating netbacks;
- Proved plus probable reserves in excess of 122 mmboe, with a reserve life index of approximately 11.0 years;
- The combined entity will have a greater weighting in the Canadian indices;
- The Arrangement will provide Ketch Unitholders with greater exposure to U.S. capital markets through Advantage's NYSE listing;
- Strong operational synergies from the combination of Advantage's longer-life reserve base and Ketch's large undeveloped land base and significant prospect inventory, lead to increased diversification, growth opportunities and complementary winter/summer drilling programs; and
- Strong management team through the combination of Advantage and Ketch executives, management and highly qualified technical groups.

Key Operating and Financial Information New Advantage Trust Pro Forma	**July 1 to December 31, 2006**
Estimated production (boe/d)	30,500 – 32,000
	70% Natual Gas
	30% Oil and NGLs
Estimated operating costs ($/boe)	$8.50 - $9.25
Estimated royalty rates	20% - 22%
Reserve Estimates [(1)]	
Proved (mmboe)	82.4
Proved plus Probable (mmboe)	122.6
Reserve Life Index (Proved plus Probable)	11.0 years
Current Market Capitalization	$2.1 billion
Bank Debt	$0.4 billion
Convertible Debentures	$0.2 billion
Current Enterprise Value	$2.7 billion
Current Monthly distribution per Trust Unit	$0.25
Estimated Capital Expenditures	$80 - $85 million
Estimated Trust Units outstanding at the Arrangement closing date (millions)	94.3

(1) Based on evaluations of the independent engineering evaluators of Advantage and Ketch as at January 1, 2006 (compliant with National Instrument 51-101).

Kelly Drader, CEO of Advantage, and Andy Mah, President of Ketch, commented that "We are very excited by the strong synergies that the respective asset bases will provide. Advantage's assets have desirable long-life characteristics which, when combined with Ketch's drilling upside, will create a very attractive vehicle to pursue further growth."

Board Recommendations

The Board of Directors of both Advantage and Ketch have unanimously approved the Arrangement and have concluded that the transaction is in the best interest of the Advantage and Ketch Unitholders, respectively, and each has resolved to recommend that unitholders of Advantage and Ketch vote their respective units in favour of the Arrangement.

The Arrangement prohibits Advantage and Ketch from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $20 million termination fee.

Governance

The combined trust will retain key personnel from both entities and will be led by Advantage's current CEO, Kelly Drader and by Andy Mah from Ketch who will assume the role of President and Chief Operating Officer. Neil Bokenfohr, currently Vice President, Exploitation and Operations with Ketch, will also join the Advantage executive team.

Steven Sharpe will continue to lead the proforma Advantage Board of Directors (the "Board") as Chairman. Other Directors will include Gary Bourgeois, Kelly Drader, Ronald McIntosh, Roderick Myers, Carol Pennycook and Rodger Tourigny from the existing Advantage Board, with Grant Fagerheim, John Howard and Andy Mah from Ketch to be nominated at the Arrangement meeting.

Financial Advisors

RBC Capital Markets has advised the Special Committee of Advantage that subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration under the transaction is fair, from a financial point of view, to Advantage. BMO Nesbitt Burns and Tristone Capital are acting as financial advisors to Ketch with respect to this transaction and have each advised the Board of Directors of Ketch that subject to review of definitive legal agreements, they are of the opinion, as of the date hereof, that the consideration to be received by the Ketch Unitholders is fair, from a financial point of view, to Ketch Unitholders.

Internalization of Advantage Management Contract

Advantage is also pleased to announce plans to internalize the external management contract structure and eliminate all related fees. The Fund has reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price on the TSX of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund will pay management fees and performance fees for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

The internalization of the management contract will have the following benefits to Unitholders:

- Eliminating the management and performance fees payable by the Fund.
- Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Trust Units;
- Improves the corporate governance of the Trust by allowing Unitholders to elect all independent directors. Currently AIM is entitled to elect two of the members of the Board of Directors; and
- All management and staff of the Fund will participate in the internalization transaction and will be escrowed for a period of three years. This helps ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

Steven Sharpe, Advantage's Chairman, said that "We believe that the internalization of the management contract, particularly within the context of the merger with Ketch is a clear win for our Unitholders, and is in the Fund's and our Unitholders' best interest."

The agreement on internalization, which has received the approval of the Fund's Board of Directors, was negotiated by a Special Committee comprised of the independent directors of the Advantage Board. RBC Capital Markets has provided its opinion that the consideration under the Management Internalization is fair from a financial point of view to Advantage.

The internalization of the contract is subject to a number of terms and conditions including approval of the Arrangement by 66 2/3% of Unitholders of Advantage and Ketch at meetings to be held prior to June 30, 2006.

New Long Term Incentive Plan

In order to maintain and motivate both Advantage's and Ketch's high quality management, technical and administrative employees, Advantage will be seeking Unitholder approval to implement a new long term incentive plan at the meeting in June. Both Advantage and Ketch's Boards of Directors believe the approval of the plan will be a key factor to the ongoing success of this business combination. The plan will have many similarities to the plan that was in place at Ketch which was approved by the Ketch Unitholders.

Joint Conference Call

The management of Advantage and Ketch will host a joint conference call to discuss the proposed transaction on Tuesday, April 25, 2006 beginning at 1:30 p.m. Mountain Standard Time (3:30 p.m. Eastern Standard Time). The conference call can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 5:00 p.m. EST on April 26, until approximately midnight, May 3, 2006 and can be accessed by dialing toll free **1-877-660-6853**. The account number is **286**, conference ID number **200780** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

Advisory

BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

For further information contact:

Advantage Energy Income Fund	**Ketch Resources Trust**
Investor Relations Toll free: 1-866-393-0393 3100, 150 - 6th Avenue SW Calgary, Alberta T2P 3Y7 T: 403-261-8810 F: 403-262-0723 W: www.advantageincome.com E: advantage@advantageincome.com	300, 440 – 2nd Avenue SW Calgary, AB T2P 5E9 T: 403-781-8600 F: 403-781-8585 W: www.ketchtrust.com E: invest@ketchtrust.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

April 13, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit, the Adjusted Exchangeable Shares Ratio and the Redemption of Outstanding Exchangeable Shares

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – April 13, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of April 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 13.6% based on the April 12, 2006 closing price of Cdn$22.06 per Unit.

The distribution will be payable on May 15, 2006 to Unitholders of record at the close of business on April 28, 2006. The ex-distribution date is April 26, 2006. The cash distribution is based on approximately 59.5 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.217 per Unit if converted using a Canadian/US dollar exchange rate of 1.15. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.20808 to 1.22138. This increase will be effective on April 17, 2006. There are currently 82,266 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).

On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share shall be satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio in effect on May 9, 2006. A notice of redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

(TSX: AVN.UN, NYSE: AAV)

March 17, 2006

Advantage Files Its Annual Information Form

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") today filed its Annual Information Form which includes the Fund's reserve data and other oil and gas information for the year ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Fund's Annual Information Form may be obtained on our website at www.advantageincome.com or at www.sedar.com.

Forward-Looking Information

The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

March 13, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – March 13, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of March 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 13.9% based on the March 10, 2006 closing price of Cdn$21.64 per Unit.

The distribution will be payable on April 17, 2006 to Unitholders of record at the close of business on March 31, 2006. The ex-distribution date is March 29, 2006. The cash distribution is based on approximately 59.4 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.215 per Unit if converted using a Canadian/US dollar exchange ratio of 1.16. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.19495 to 1.20808. This increase will be effective on March 15, 2006. There are currently 83,398 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

Advantage Announces Release of Fourth Quarter and Year Ended December 31, 2005 Financial Results



APR 26 2006

March 9, 2006

(TSX : AVN.UN, NYSE: AAV)

CALGARY, ALBERTA, March 9, 2006 – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce the financial and operating results for the year ended December 31, 2005.

A conference call will be held on March 10, 2006 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 2:00 p.m. EST on March 10, until approximately midnight, March 17, 2006 and can be accessed by dialing toll free **1-877-660-6853**. The account number is **286**, conference ID number **195559** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

2005 Highlights

- Production increased by 19% to 20,123 boe/d compared to 16,949 boe/d in 2004. Natural gas production volumes increased by 2% during the year averaging 78,561 mcf/d with crude oil and NGLs production rising by 72% to 7,029 bbls/d.
- Funds from operations in 2005 increased by 67% from $126.5 million to $211.5 million.
- Cash distributions paid to Unitholders totaled $3.12 per Unit representing an increase of 11% over 2004 and a payout ratio of 84%. Cash distributions in the fourth quarter of 2005 amounted to $43.3 million or $0.75 per Unit representing a payout ratio of 71%.
- Since inception Advantage has distributed $447.4 million or $11.83 per Unit.
- Net income for the year increased by 212% from $24.0 million in 2004 to $75.1 million in 2005.
- Proved plus probable ("P+P") reserve life index increased by 21% to 12 years.
- Replaced 106% of annual production at an all-in Finding, Development & Acquisition ("FD&A") cost of $12.92 per P+P boe before consideration of future development capital. Including future development capital, the FD&A cost was $17.17 per P+P boe. Note that there were no acquisitions completed in 2005.
- The Fund drilled 53.6 net wells (102 gross) during 2005 achieving a success rate of approximately 95%.
- On December 9, 2005 Advantage began trading on the New York Stock Exchange under the symbol AAV. Unitholders will benefit from the substantial increase in liquidity that the NYSE listing provides as higher liquidity attracts a broader base of institutional and retail investors.
- On October 11, 2005 Standard & Poor's confirmed that it was proceeding with its previously announced schedule for including income trusts in the S&P/TSX Composite Index. Advantage was selected as one of the trusts added to the Index. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

Financial and Operating Highlights

	Three months ended Dec. 31, 2005	Three months ended Dec. 31, 2004	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
Financial ($000)				
Revenue before royalties	**$ 110,172**	$ 76,742	**$ 376,572**	$ 241,481
per Unit [1]	**$ 1.91**	$ 1.68	**$ 6.65**	$ 5.89
per boe	**$ 62.35**	$ 39.96	**$ 51.27**	$ 38.92
Funds from operations	**$ 60,906**	$ 34,811	**$ 211,541**	$ 126,478
per Unit [2]	**$ 1.06**	$ 0.75	**$ 3.72**	$ 3.05
per boe	**$ 34.47**	$ 18.12	**$ 28.80**	$ 20.39
Net income	**$ 25,846**	$ 4,855	**$ 75,072**	$ 24,038
per Unit [1]	**$ 0.45**	$ 0.11	**$ 1.33**	$ 0.59
Cash distributions	**$ 43,265**	$ 35,208	**$ 177,366**	$ 117,655
per Unit [2]	**$ 0.75**	$ 0.75	**$ 3.12**	$ 2.82
Payout ratio [3]	**71%**	101%	**84%**	93%
Working capital deficit			**$ 31,612**	$ 56,408
Bank indebtedness			**$ 252,476**	$ 267,054
Convertible debentures			**$ 135,111**	$ 148,450
Operating				
Daily production				
Natural gas (mcf/d)	**72,587**	84,336	**78,561**	77,188
Crude oil and NGLs (bbls/d)	**7,106**	6,815	**7,029**	4,084
Total boe/d (6:1)	**19,204**	20,871	**20,123**	16,949
Average prices (including hedging)				
Natural gas ($/mcf)	**$ 10.67**	$ 6.09	**$ 7.98**	$ 6.08
Crude oil & NGLs ($/bbl)	**$ 59.53**	$ 47.05	**$ 57.58**	$ 46.58
Proved plus probable reserves [4]				
Natural gas (bcf)			**286.9**	296.9
Crude oil & NGLs (mbbls)			**36,267**	34,316
Total mboe			**84,082**	83,799
Reserve life index [5]			**12.0**	9.9
Supplemental (000)				
Trust Units outstanding - end of year			**57,846**	49,675
Trust Units issuable				
Convertible Debentures			**6,819**	7,602
Exchangeable Shares			**122**	1,450
Trust Unit rights			**310**	310
Trust Units outstanding and issuable - end of year			**65,097**	59,037
Weighted average Trust Units outstanding	**57,625**	45,788	**56,593**	41,008

[1] based on weighted average Trust Units outstanding
[2] based on Trust Units outstanding at each cash distribution record date
[3] payout ratio represents the cash distributions declared for the period as a percentage of funds from operations
[4] proved plus probable reserves represents company interest reserves before royalty burdens and including royalty interest receivable
[5] based on year end exit production rates

MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of March 7, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the year ended December 31, 2005 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Non-GAAP Measures

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations as presented is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

($000)	Year ended December 31, 2005	Year ended December 31, 2004
Cash provided by operating activities	$ 186,606	$ 125,325
Expenditures on asset retirement	2,025	673
Changes in non-cash working capital	22,910	480
Funds from operations	**$ 211,541**	**$ 126,478**

Forward-Looking Information

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

Overview

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Funds from operations ($000)	$ 60,906	$ 34,811	75%	$ 211,541	$ 126,478	67%
per Trust Unit[1]	$ 1.06	$ 0.75	41%	$ 3.72	$ 3.05	22%
Net income ($000)	$ 25,846	$ 4,855	432%	$ 75,072	$ 24,038	212%
per Trust Unit - Basic	$ 0.45	$ 0.11	309%	$ 1.33	$ 0.59	125%
- Diluted	$ 0.45	$ 0.11	309%	$ 1.32	$ 0.58	128%

[1] Based on Trust Units outstanding at each cash distribution record date.

Funds from operations increased 75% for the three months and 67% for the year ended December 31, 2005, as compared to the same periods of 2004. The growth in funds from operations has been primarily due to increased production through acquisitions and development activity combined with continued strong commodity prices. These factors have also positively impacted net income which increased 432% for the three months and 212% for the year ended December 31, 2005, as compared to 2004. Net income per Trust Unit increased 309% for the three months and 125% for the year ended December 31, 2005. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

Cash Distributions and Unitholder Taxability

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Cash distributions declared ($000)	$ 43,265	$ 35,208	23%	$ 177,366	$ 117,655	51%
per Trust Unit[1]	$ 0.75	$ 0.75	-	$ 3.12	$ 2.82	11%
Payout ratio (%)	71%	101%	(30)%	84%	93%	(9)%

[1] Based on Trust Units outstanding at each cash distribution record date.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders. However, it is also our objective to continue growing the Fund.

Total distributions increased 23% for the three months ended and 51% for the year ended December 31, 2005. The higher total distributions reflect the continued growth and development of the Fund. Cash distributions per Trust Unit were $0.75 for the three months ended December 31, 2005 and 2004. For the year ended December 31, 2005, cash distributions per Trust Unit were $3.12, representing an increase of 11% compared to 2004. The increase in annual distributions per Trust Unit was primarily achievable due to the significant increase in funds from operations. Funds from operations per Trust Unit was $1.06 for the three months and $3.72 for the year ended December 31, 2005, representing increases of 41% and 22%, respectively. The considerably higher funds from operations have allowed us to sustain a higher level of distributions to the Unitholder while also reducing the payout ratio to 71% for

the three months ended December 31, 2005. During the fourth quarter and the year ended December 31, 2005, funds from operations were reduced by $7.1 million and $14.0 million, respectively, for realized hedging losses. Excluding these realized hedging losses, Advantage's payout ratio for the fourth quarter would have been 64% and 79% for the year ended December 31, 2005. The hedges were concluded October 31, 2005 which allowed the Fund to realize the full benefit of the resulting high commodity prices during the remainder of the fourth quarter of 2005.

For Canadian holders of Advantage Trust Units, the distributions paid for 2005 were 60% non-taxable return of capital and 40% taxable. For U.S. unitholders, distributions paid during 2005 were 56% non-taxable return of capital and 44% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

Revenue

	Three months ended December 31			Year ended December 31		
($000)	2005	2004	% change	2005	2004	% change
Natural gas excluding hedging	$ 78,001	$ 51,539	51%	$ 238,902	$ 181,571	32%
Realized hedging losses	(6,749)	(4,294)	57%	(10,063)	(9,711)	4%
Natural gas including hedging	$ 71,252	$ 47,245	51%	$ 228,839	$ 171,860	33%
Crude oil and NGLs excluding hedging	$ 39,318	$ 29,497	33%	$ 151,639	$ 69,621	118%
Realized hedging losses	(398)	-	-	(3,906)	-	-
Crude oil and NGLs including hedging	$ 38,920	$ 29,497	32%	$ 147,733	$ 69,621	112%
Total revenue	**$ 110,172**	**$ 76,742**	**44%**	**$ 376,572**	**$ 241,481**	**56%**

Petroleum and natural gas revenues have increased significantly for the three months and year ended December 31, 2005. The main contributing factors include increased crude oil and natural gas liquids ("NGLs") production and the considerable strength of commodity prices. The increased revenues have been partially offset by realized hedging losses experienced during the applicable periods. The hedges were concluded October 31, 2005.

Production

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Natural gas (mcf/d)	72,587	84,336	(14)%	78,561	77,188	2%
Crude oil (bbls/d)	5,900	5,723	3%	5,854	3,340	75%
NGLs (bbls/d)	1,206	1,092	10%	1,175	744	58%
Total (boe/d)	**19,204**	**20,871**	**(8)%**	**20,123**	**16,949**	**19%**
Natural gas (%)	63%	67%	(4)%	65%	76%	(11)%
Crude oil (%)	31%	28%	3%	29%	20%	9%
NGLs (%)	6%	5%	1%	6%	4%	2%

Natural gas production decreased 14% for the three months and was modestly higher for the year ended December 31, 2005, as compared to 2004. Crude oil production increased 3% for the three months and 75% for the year ended December 31, 2005. NGLs production increased 10% for the three months and 58% for the year ended December 31, 2005. The Fund's total daily production averaged 19,204 boe/d for the fourth quarter, a decrease of 8%, and 20,123 boe/d for the year ended December 31, 2005, an increase of 19%, as compared to the same periods of 2004. Due to the Fund's active capital development program, production additions have been partially offset by high initial production declines that are normally experienced with new production. This situation is clearly evident from the 8% decrease in production for the fourth quarter of 2005 as compared to the prior year. A significant portion of this decline was attributable to the areas of Bantry, Medicine Hat, and Shouldice where Advantage pursued an intense 2004 drilling program. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Furthermore, Advantage disposed of some minor non-core areas in 2005 that attributed to 2% of the decrease. Additional production challenges encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions during the spring of 2005, plant turnarounds, maintenance programs and drilling and service rig availability.

The growth in annual production from 2004 was primarily the result of the property acquisition from Anadarko Canada Corporation ("Anadarko") on September 15, 2004 and the acquisition of Defiant Energy Corporation ("Defiant") on December 21, 2004. Production increases were also realized due to Advantage's ongoing development program, especially relating to production additions at Nevis, Alberta. Advantage's production continues to be primarily natural gas weighted representing 63% of total production. However, crude oil and NGLs production has increased to 37% of total production in the fourth quarter of 2005. This has enabled the Fund to benefit from the significant increase in crude oil commodity prices that has occurred over that period of time. Advantage exited 2005 producing approximately 72.4 mmcf/d of natural gas, 5,900 bbls/d of crude oil, and 1,200 bbls/d of NGLs resulting in total estimated production of 19,200 boe/d.

Commodity Prices and Marketing

Natural Gas

	Three months ended December 31			Year ended December 31		
($/mcf)	2005	2004	% change	2005	2004	% change
Realized natural gas prices						
Excluding hedging	$ 11.68	$ 6.64	76%	$ 8.33	$ 6.43	30%
Including hedging	$ 10.67	$ 6.09	75%	$ 7.98	$ 6.08	31%
AECO monthly index	$ 11.68	$ 7.09	65%	$ 8.49	$ 6.79	25%

Realized natural gas prices, excluding hedging, increased 76% for the three months and 30% for the year ended December 31, 2005, as compared to 2004. The most significant development during the year that placed increased pressure on natural gas prices was Hurricanes Katrina and Rita that ravaged the Gulf of Mexico during the third quarter. Significant damage was sustained by drilling platforms, production facilities, refineries and other facilities throughout the region. Production has been slow to recover and supply concerns continue with as much as 20% of production from the region still shut-in at year end. Despite the supply difficulty, natural gas prices began to weaken near the end of December and the weakness has continued into 2006 as mild winter weather persists throughout North America. This weather has helped to alleviate short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory levels. However, we believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

Crude Oil and NGLs

	Three months ended December 31			Year ended December 31		
($/bbl)	2005	2004	% change	2005	2004	% change
Realized crude oil prices						
Excluding hedging	$ 61.11	$ 47.27	29%	$ 61.02	$ 47.62	28%
Including hedging	$ 60.37	$ 47.27	28%	$ 59.20	$ 47.62	24%
Realized NGLs prices						
Excluding hedging	$ 55.42	$ 45.88	21%	$ 49.54	$ 41.91	18%
Realized crude oil and NGLs prices						
Excluding hedging	$ 60.14	$ 47.05	28%	$ 59.10	$ 46.58	27%
Including hedging	$ 59.53	$ 47.05	27%	$ 57.58	$ 46.58	24%
WTI ($US/bbl)	$ 60.04	$ 48.28	24%	$ 56.61	$ 41.43	37%
$US/$Cdn exchange rate	$ 0.85	$ 0.82	4%	$ 0.83	$ 0.77	8%

Realized crude oil and NGLs prices, excluding hedging, increased 28% for the three months and 27% for the year ended December 31, 2005, as compared to the same periods of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. The price of WTI fluctuates

based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 24% for the three months and 37% for the year ended December 31, 2005, compared to 2004. Many developments during the quarter and year have resulted in this price increase, including significant geopolitical issues and Hurricanes Katrina and Rita, which pushed WTI in relative terms to record levels not experienced in over two decades. Production levels have been slower to recover from the devastation of hurricane season than anticipated with considerable production still shut-in at year end. Additional concerns have also been raised regarding the lack of growth of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

Commodity Price Risk

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases. As a practice in the future, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

The Fund entered several such financial instruments for both natural gas and crude oil in early 2005 for the period from April to October 2005. Advantage's natural gas hedging program resulted in losses of $10.1 million during 2005 or $0.35/mcf compared to hedging losses of $9.7 million or $0.35/mcf for 2004. The slight increase in the hedging losses has been primarily due to the stronger natural gas prices as compared to 2004, relative to the hedging contract prices. The Fund's natural gas contracts on 56.9 mmcf/d expired at the end of October 2005.

Advantage's crude oil hedging program resulted in losses of $3.9 million or $1.82/bbl during 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund's oil hedge contracts for 3,500 bbls/d expired at the end of September and October 2005.

Royalties

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Royalties, net of Alberta Royalty Credit ($000)	$ 23,281	$ 15,587	49%	$ 74,290	$ 47,828	55%
per boe	$ 13.18	$ 8.12	62%	$ 10.11	$ 7.71	31%
As a percentage of revenue, excluding hedging	19.8%	19.2%	0.6%	19.0%	19.0%	-

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have increased in total and on a boe basis as compared to 2004 as both production and commodity prices have increased substantially. However, royalties as a percentage of revenue, excluding hedging, has remained relatively consistent for the comparable periods.

Operating Costs

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Operating costs ($000)	$ 17,381	$ 13,085	33%	$ 57,941	$ 38,808	49%
per boe	$ 9.84	$ 6.81	44%	$ 7.89	$ 6.26	26%

Operating costs have increased 33% for the three months and 49% for the year ended December 31, 2005, as compared to 2004 primarily due to costs associated with properties acquired from Anadarko and Defiant during the end of 2004. Operating costs per boe have increased 44% for the three months and 26% for the year ended December 31, 2005. Operating costs have steadily increased over the last year due to higher average operating costs for Anadarko properties and significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

General and Administrative

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
General and administrative expense ($000)	$ 1,521	$ 1,329	14%	$ 5,452	$ 3,871	41%
per boe	$ 0.86	$ 0.69	25%	$ 0.74	$ 0.62	19%
Employees at December 31				80	77	4%

General and administrative ("G&A") expense has increased 14% for the three months and 41% for the year ended December 31, 2005, as compared to 2004. G&A per boe for the three months increased 25% and for the year ended December 31, 2005 increased 19%. G&A expense has increased overall due to an increase in staff levels that resulted from growth of the Fund. This is apparent given that G&A on a boe basis for 2005 increased at much less than total G&A. The current staff complement has Advantage well positioned to continue the present growth strategy and to seize future opportunities.

Management Fees and Performance Incentive

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Management fee ($000)	$ 1,043	$ 721	45%	$ 3,665	$ 2,323	58%
per boe	$ 0.59	$ 0.38	55%	$ 0.50	$ 0.37	35%
Performance incentive ($000)	$ 10,544	$ 7,411	42%	$ 10,544	$ 21,632	(51)%

The Manager receives a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees increased 45% for the three months and 58% for the year ended December 31, 2005, as compared to the same periods of 2004. Management fees per boe have increased 55% for the three months and 35% for the year ended December 31, 2005. The increase in total management fees and management fees per boe is primarily due to the considerable increase in revenue as a result of higher production and commodity prices.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively (2004 opening and closing Unit prices were $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were $2.82 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. For the year ending December 31, 2005, the total return of the Fund was 17% as compared to 38% in 2004 which resulted in a lower performance incentive fee payable at year end of $10.5

million compared to the prior year's fee of $21.6 million. The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units, at the closing Unit price of $22.19, to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the Fund.

Interest

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Interest expense ($000)	$ 2,865	$ 2,085	37%	$ 10,275	$ 6,407	60%
per boe	$ 1.62	$ 1.09	49%	$ 1.40	$ 1.03	36%
Average effective interest rate	4.4%	3.9%	0.5%	4.3%	4.0%	0.3%
Bank indebtedness at December 31 ($000)				$ 252,476	$ 267,054	(5)%

Interest expense has increased 37% for the three months and 60% for the year ended December 31, 2005, as compared to 2004. Interest expense per boe has increased 49% for the three months and 36% for the year ended December 31, 2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used to finance continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.4% for the three months ended December 31, 2005. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

Interest and Accretion on Convertible Debentures

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Interest on convertible debentures ($000)	$ 2,727	$ 3,155	(14)%	$ 11,210	$ 8,701	29%
per boe	$ 1.54	$ 1.64	(6)%	$ 1.53	$ 1.40	9%
Accretion on convertible debentures ($000)	$ 532	$ 617	(14)%	$ 2,182	$ 1,724	27%
per boe	$ 0.30	$ 0.32	(6)%	$ 0.30	$ 0.28	7%
Convertible debentures maturity value at December 31 ($000)				$ 135,111	$ 148,450	(9)%

Interest expense and accretion on convertible debentures has decreased 14% for the three months ended December 31, 2005 as compared to the same period of 2004. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The convertible debentures outstanding at year end have decreased 9% from the prior year. For the year ended December 31, 2005, interest expense and accretion on convertible debentures has increased 29% and 27%, respectively. These increases are due to the issuance of $50 million 7.75% and $75 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. This resulted in a higher average outstanding debenture balance during 2005 than the prior year. The increased interest from the additional debentures is partially offset by a general reduction in interest expense related to the other outstanding debenture balances which converted during the period. Interest and accretion will continue to decrease in the future as debentures are continually converted to Trust Units.

Cash Netbacks

	Three months ended December 31, 2005		Three months ended December 31, 2004	
	$000	$ per boe	$000	$ per boe
Revenue	$ 117,319	$ 66.40	$ 81,036	$ 42.20
Hedging	(7,147)	(4.05)	(4,294)	(2.24)
Royalties	(23,281)	(13.18)	(15,587)	(8.12)
Operating costs	(17,381)	(9.84)	(13,085)	(6.81)
Operating	**$ 69,510**	**$ 39.33**	**$ 48,070**	**$ 25.03**
General and administrative	(1,521)	(0.86)	(1,329)	(0.69)
Management fees	(1,043)	(0.59)	(721)	(0.38)
Performance incentive	-	-	(5,062)	(2.64)
Interest	(2,865)	(1.62)	(2,085)	(1.09)
Interest on convertible debentures	(2,727)	(1.54)	(3,155)	(1.64)
Taxes	(448)	(0.25)	(907)	(0.47)
Funds from operations	**$ 60,906**	**$ 34.47**	**$ 34,811**	**$ 18.12**

	Year ended December 31, 2005		Year ended December 31, 2004	
	$000	$ per boe	$000	$ per boe
Revenue	$ 390,541	$ 53.17	$ 251,192	$ 40.49
Hedging	(13,969)	(1.90)	(9,711)	(1.57)
Royalties	(74,290)	(10.11)	(47,828)	(7.71)
Operating costs	(57,941)	(7.89)	(38,808)	(6.26)
Operating	**$ 244,341**	**$ 33.27**	**$ 154,845**	**$ 24.95**
General and administrative	(5,452)	(0.74)	(3,871)	(0.62)
Management fees	(3,665)	(0.50)	(2,323)	(0.37)
Performance incentive	-	-	(5,062)	(0.82)
Interest	(10,275)	(1.40)	(6,407)	(1.03)
Interest on convertible debentures	(11,210)	(1.53)	(8,701)	(1.40)
Taxes	(2,198)	(0.30)	(2,003)	(0.32)
Funds from operations	**$ 211,541**	**$ 28.80**	**$ 126,478**	**$ 20.39**

Funds from operations of Advantage for the year ended December 31, 2005 increased to $211.5 million from $126.5 million in the prior year. This increase has resulted in a higher cash netback per boe of $28.80, an increase of 41% as compared to the $20.39 per boe realized during 2004. The significant contributing factor to the improved cash netback has been the substantial increase in crude oil and natural gas commodity prices that has boosted revenues 31% to $53.17 per boe, as compared to the prior years $40.49 per boe. However, the positive impact on revenues from commodity prices has been partially offset by higher cash expenses. The more noteworthy negative impacts include hedging losses, royalties and operating costs. The Fund had implemented a commodity price hedging program for the period from April to October 2005 to provide stability to cash distributions for Unitholders. Due to soaring commodity prices for 2005, losses of $14.0 million were experienced. The hedging program ended October 31, 2005 and the Fund is currently unhedged. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the year ended December 31, 2005 were $7.89 per boe, an increase of 26% from the $6.26 experienced in 2004. Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on

current available support and service resources. The annual performance incentive fee is not normally considered a cash expenditure as it is settled through the distribution of Trust Units to the Manager. However, in 2004 the annual performance incentive fee did impact funds from operations and the cash netback to the extent that $5.1 million of the amount was settled in cash to pay income taxes of the Manager.

Depletion, Depreciation and Accretion

	Three months ended December 31			Year ended December 31		
	2005	2004	% change	2005	2004	% change
Depletion, depreciation & accretion ($000)	$ 32,581	$ 34,142	(5)%	$ 135,096	$ 99,277	36%
per boe	$ 18.44	$ 17.78	4%	$ 18.39	$ 16.00	15%

Depletion and depreciation of property and equipment is provided on the "unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 5% for the three months ended December 31, 2005 due to the 8% reduction of daily production volumes partially offset by the 4% increase in DD&A rate per boe. The DD&A annual provision was 36% higher as compared to the same period of 2004 as a result of the 19% increased production volumes and a 15% higher per boe rate. The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions. It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been continued pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.

Taxes

Current taxes paid or payable for the year ended December 31, 2005 amounted to $2.2 million, compared to $2.0 million expensed in 2004. Current taxes primarily represents Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's growth. As a result of present legislation, large corporations taxes are to be gradually eliminated over the next several years. Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan. Given that the Fund has an increased presence in Saskatchewan due to the Anadarko asset acquisition in September 2004, these taxes have increased.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended December 31, 2005, the Fund recognized an income tax reduction of $1.1 million compared to a $0.2 million expense for 2004. The future income tax reduction for the year ended December 31, 2005 was $11.4 million compared to $16.4 million for the similar period ended December 31, 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2005, the operating company had a future income tax liability balance of $99.0 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. Accounting standards further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of finalizing the tax pools related to the Defiant acquisition which closed on December 21, 2004, the originally recorded future tax liability of $51.5 million was reduced to $49.6 million.

Non-Controlling Interest

Non-controlling interest expense for the year ended December 31, 2005 was $0.2 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At December 31, 2005, only 104,672 Exchangeable Shares were outstanding and non-controlling interest expense will therefore continue to be insignificant.

Contractual Obligations and Commitments

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

			Payments due by period				2011 &
($ millions)	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**thereafter**
Building lease	$ 3.4	$ 1.4	$ 1.4	$ 0.6	-	-	-
Capital lease	$ 1.8	$ 0.4	$ 1.4	-	-	-	-
Pipeline/transportation	$ 3.1	$ 2.4	$ 0.6	$ 0.1	-	-	-
Convertible debentures[1]	$ 135.1	-	$ 2.5	$ 7.6	$ 75.3	-	$ 49.7
Total contractual obligations	**$ 143.4**	**$ 4.2**	**$ 5.9**	**$ 8.3**	**$ 75.3**	**-**	**$ 49.7**

(1) As at December 31, 2005, Advantage had $135.1 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

Liquidity and Capital Resources

The following table is a summary of the Fund's capitalization structure.

($000, except as otherwise indicated)	**December 31, 2005**
Bank indebtedness (long-term)	$ 252,476
Working capital deficit[1]	31,612
Net debt	$ 284,088
Trust Units outstanding (000)[2]	57,969
Trust Unit closing market price ($/Trust Unit)	$ 22.43
Market value	$ 1,300,245
Capital lease obligation (long-term)	$ 1,346
Convertible debentures (maturity value)	135,111
Total capitalization	**$ 1,720,790**

(1) Working capital deficit includes $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust Units.

(2) Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.

Unitholders' Equity, Exchangeable Shares and Convertible Debentures

Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2005 the Fund had 57.8 million Trust Units outstanding. On January 19, 2005, Advantage issued 763,371 Trust Units to satisfy $16.6 million of the performance incentive fee obligation related to the 2004 year. On February 9, 2005, Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes. As at March 7, 2006, Advantage had 59.4 million Trust Units issued and outstanding.

As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. Each Exchangeable Share issued is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.16949 at December 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. As of December 31, 2005, a total of 1,345,358 Exchangeable Shares have

been exchanged for 1,374,300 Trust Units resulting in 104,672 Exchangeable Shares outstanding at year end. As at March 7, 2006, 83,398 Exchangeable Shares are outstanding that are exchangeable for the issuance of 99,656 Trust Units based on the exchange ratio of 1.19495.

As at December 31, 2005, the Fund had $135.1 million convertible debentures outstanding that were convertible to 6.8 million Trust Units based on the applicable conversion prices. During the year ended December 31, 2005, $13.3 million convertible debentures were exchanged for the issuance of 0.8 million Trust Units. As at March 7, 2006, $114.4 million convertible debentures were outstanding that are convertible to 5.8 million Trust Units.

Inclusion in S&P/TSX Composite Index and NYSE Listing

On October 11, 2005, Standard & Poor's confirmed that it was proceeding with including income trusts in the S&P/TSX Composite Index. On December 19, 2005, specific income trusts were included in the S&P/TSX Composite Index at a 50% weighting with full inclusion expected to occur on March 20, 2006. We are pleased that Advantage was selected as one of the trusts added to the Index. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

On December 9, 2005, Advantage Trust Units began trading on the New York Stock Exchange ("NYSE") under the symbol "AAV". Trading on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S. capital markets, and improved cost of capital for future acquisitions.

Bank Indebtedness, Credit Facility and Other Obligations

At December 31, 2005, Advantage had bank indebtedness outstanding of $252.5 million. The Fund has a credit facility agreement with a syndicate of four Canadian chartered banks. The $355 million facility, consisting of a $345 million extendible revolving loan facility and a $10 million operating loan facility and is due for renewal in May 2006 at the option of the syndicate. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in 2005 to the repayment terms, the debt has been reclassified as a long-term liability on the consolidated balance sheet.

At December 31, 2005, Advantage had a working capital deficiency of $31.6 million. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at December 31, 2005, accounts payable and accrued liabilities included $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust Units, at the option of the Manager.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at December 31, 2005 for $1.7 million that was assumed from a prior corporate acquisition. In May 2005, we repaid two capital leases for $6.8 million that were assumed by Advantage on the acquisition of Defiant in December 2004.

Capital Expenditures

($000)	Three months ended December 31 2005	Three months ended December 31 2004	Year ended December 31 2005	Year ended December 31 2004
Land and seismic	$ 609	$ 956	$ 3,860	$ 3,034
Drilling, completions and workovers	24,293	14,411	77,794	68,327
Well equipping and facilities	2,758	13,187	20,322	35,655
Other	300	629	1,253	877
	$ 27,960	$ 29,183	$ 103,229	$ 107,893
Acquisition of Anadarko properties	-	2,815	-	179,115
Acquisition of Defiant Energy Corporation (1)	98	200,291	98	200,291
Property acquisitions	(3)	1,530	210	1,530
Property dispositions	76	(5,748)	(3,379)	(6,539)
Total capital expenditures	**$ 28,131**	**$ 228,071**	**$ 100,158**	**$ 482,290**

(1) Represents consideration of $143.1 million plus net debt assumed of $57.3 million.

Advantage's growth strategy has been to concentrate in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of operations and cash flows.

For the three month period ended December 31, 2005, the Fund spent $28.1 million on capital expenditures. Approximately $24.3 million was expended on drilling and completion operations where the Fund drilled a total of 13.9 net (28 gross) wells. Capital expenditures for the year ended December 31, 2005 amounted to $100.2 million. Drilling and completion expenditures totaled $77.8 million resulting in the drilling of 53.6 net (102 gross) wells. Advantage's Nevis property experienced the greatest activity with capital spending of $36.8 million on drilling and corresponding facilities resulting in the completion of 16.5 net (17 gross) wells. The Fund also pursued a number of other opportunities and drilled multiple wells with high working interests in Chain, Bantry, Sweetgrass, Retlaw and Provost.

The following table summarizes the various funding requirements during the year ended December 31, 2005 and the sources of funding to meet those requirements.

Sources and Uses of Funds

($000)	Year ended December 31, 2005
Sources of funds	
Funds from operations	$ 211,541
Units issued, net of costs	107,616
Property dispositions	3,379
	$ 322,536
Uses of funds	
Capital expenditures	$ 103,229
Asset retirement expenditures	2,025
Purchase adjustment of Defiant Energy acquisition	98
Property acquisitions	210
Distributions paid to Unitholders	175,323
Decrease in bank debt	14,578
Reduction of capital lease obligations	7,687
Increase in working capital	19,386
	$ 322,536

Annual Financial Information

The following is a summary of selected financial information of the Fund for the periods indicated.

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003
Total revenue (before royalties) ($000)	$ 376,572	$ 241,481	$ 166,075
Net income ($000) [1]	$ 75,072	$ 24,038	$ 38,503
Per Trust Unit - Basic	$ 1.33	$ 0.59	$ 1.26
- Diluted	$ 1.32	$ 0.58	$ 1.26
Total assets ($000)	$ 1,012,847	$ 1,033,251	$ 581,889
Long term financial liabilities ($000) [2]	$ 379,903	$ 144,039	$ 93,415
Cash distributions per Trust Unit	$ 3.12	$ 2.82	$ 2.71

(1) Net income for 2003 and 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the Consolidated Financial Statements.

(2) Given amendments made in 2005 to the credit facility repayment terms, the bank indebtedness is classified as a long-term liability while in 2003 and 2004 bank indebtedness was shown as a current liability. Long term financial liabilities also exclude asset retirement obligations and future income taxes.

Quarterly Performance

	2005				2004			
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Daily production								
Natural gas (mcf/d)	72,587	75,994	79,492	86,350	84,336	75,425	73,283	75,649
Crude oil and NGLs (bbls/d)	7,106	7,340	6,772	6,892	6,815	3,550	3,106	2,841
Total (boe/d)	19,204	20,006	20,021	21,284	20,871	16,121	15,320	15,449
Average prices								
Natural gas ($/mcf)								
Excluding hedging	$ 11.68	$ 8.25	$ 7.27	$ 6.52	$ 6.64	$ 6.11	$ 6.65	$ 6.28
Including hedging	$ 10.67	$ 7.79	$ 7.30	$ 6.47	$ 6.09	$ 5.76	$ 6.20	$ 6.28
AECO monthly	$ 11.68	$ 8.15	$ 7.39	$ 6.70	$ 7.09	$ 6.62	$ 6.81	$ 6.60
Crude oil and NGLs ($/bbl)								
Excluding hedging	$ 60.14	$ 66.00	$ 56.57	$ 53.02	$ 47.05	$ 51.20	$ 45.36	$ 40.93
Including hedging	$ 59.53	$ 61.10	$ 56.24	$ 53.02	$ 47.05	$ 51.20	$ 45.36	$ 40.93
WTI (US$/bbl)	$ 60.04	$ 63.17	$ 53.13	$ 49.90	$ 48.28	$ 43.88	$ 38.31	$ 35.15
Total revenues (before royalties)	$ 110,172	$ 95,715	$ 87,476	$ 83,209	$ 76,742	$ 56,722	$ 54,181	$ 53,836
Net income [1]	$ 25,846	$ 18,674	$ 26,537	$ 4,015	$ 4,855	$ 4,965	$ 9,770	$ 4,448
per Trust Unit - basic and diluted [1]	$ 0.45	$ 0.33	$ 0.46	$ 0.07	$ 0.11	$ 0.12	$ 0.25	$ 0.12
Funds from operations	$ 60,906	$ 55,575	$ 49,705	$ 45,355	$ 34,811	$ 31,074	$ 30,693	$ 29,900
Cash distributions declared	$ 43,265	$ 43,069	$ 44,693	$ 46,339	$ 35,208	$ 28,730	$ 27,450	$ 26,267
Payout ratio (%)	71%	77%	90%	102%	101%	92%	89%	88%

[1] Net income and net income per Trust Unit in 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the Consolidated Financial Statements.

The table above highlights the Fund's performance for the fourth quarter of 2005 and also for the preceding seven quarters. Advantage's net income and funds from operations have improved over the last several quarters primarily due to increased revenues. Significant increases in total revenues occurred in the fourth quarter of 2004 through the fourth quarter of 2005 due to both production and commodity price increases. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004. These two acquisitions resulted in an increase of daily production volumes for the fourth quarter of 2004 and the first quarter of 2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Additional production challenges encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions, plant turnarounds, maintenance programs, services availability and drilling and service rig availability.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

Financial Reporting Update

During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below.

Financial Instruments – Presentation and Disclosure

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments – Presentation and Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

Exchangeable Shares

In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

Financial Instruments – Recognition and Measurement

In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards includes Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments — Recognition and Measurement", and Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including: financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the Fund anticipates adoption of the new standards on January 1, 2007.

Controls and Procedures

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, individually, sign certifications that the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the annual filings. The certifications further acknowledge that the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings. During 2005, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management of Advantage, including our President and Chief Executive Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2005. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects.

Business Process Project and Sarbanes-Oxley

In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with SOX by the given deadline. The business process project will also ensure full compliance with any similar resulting Canadian regulations that will be enacted. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee.

Corporate Governance

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by AOG to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee has three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee and Audit Committee each have four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

Outlook

Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2006, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2006 will continue to be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Advantage's Board of Directors approved a 2006 capital expenditures budget of $92 million which will include the drilling, completion and tie-in of 116 gross wells (96.2 net) and the recompletion of 56 gross wells (52.0 net). Approximately 56% of the budget will be directed towards ongoing development of the Fund's crude oil properties with the balance or 44% spent on natural gas projects. Drilling activities are planned for 15 separate project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and Midale, Saskatchewan. Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan. The natural gas projects include the expenditure of $10.6 million for drilling and facility construction related to 24.4 net coal bed methane wells ("CBM") on five separate project areas in central Alberta. Advantage's CBM program in 2006 will be directed primarily to the development of Horseshoe Canyon Coals.

The following table indicates our funds from operations sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2006 based on production of 19,200 boe/d comprised of 72.4 mmcf/d of natural gas and 7,100 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Annual Funds from Operations ($000)	Annual Funds from Operations per Trust Unit ($/Trust Unit)
Natural gas		
AECO monthly price change of $0.25/mcf	$ 5,200	$ 0.09
Production change of 1,000 mcf/d	$ 1,800	$ 0.03
Crude oil and NGLs		
WTI price change of US$1.00/bbl	$ 2,100	$ 0.04
Production change of 200 bbls/d	$ 3,100	$ 0.05
US$/Cdn$ exchange rate change of $0.01	$ 3,400	$ 0.06
Interest rate change of 1%	$ 2,600	$ 0.04

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular – proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

Consolidated Balance Sheets

(thousands of dollars)	December 31, 2005	December 31, 2004 (restated - note 2)
Assets		
Current assets		
Accounts receivable	$ 51,788	$ 41,909
Prepaid expenses and deposits	7,791	7,052
	59,579	48,961
Fixed assets (note 4)		
Property and equipment	1,295,235	1,190,552
Accumulated depletion and depreciation	(387,440)	(253,506)
	907,795	937,046
Goodwill (note 3)	45,473	47,244
	$ 1,012,847	**$ 1,033,251**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 13)	$ 76,371	$ 91,165
Cash distributions payable to Unitholders	14,462	12,419
Current portion of capital lease obligations (note 5)	358	1,785
Hedging liability	-	214
Bank indebtedness (note 6)	-	267,054
	91,191	372,637
Capital lease obligations (note 5)	1,346	7,606
Bank indebtedness (note 6)	252,476	-
Convertible debentures (notes 2 and 7)	126,081	136,433
Asset retirement obligations (note 8)	21,263	17,503
Future income taxes (note 11)	99,026	112,266
	591,383	**646,445**
Non-controlling Interest		
Exchangeable shares (note 9)	**2,369**	**30,842**
Unitholders' Equity		
Unitholders' capital (note 10)	681,574	515,544
Convertible debentures equity component (notes 2 and 7)	6,159	6,764
Contributed surplus (note 10)	1,036	1,036
Accumulated income	177,709	102,637
Accumulated cash distributions	(447,383)	(270,017)
	419,095	**355,964**
	$ 1,012,847	**$ 1,033,251**

Commitments (note 14)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Limited:

Rodger A. Tourigny, Director

Kelly I. Drader, Director

Consolidated Statements of Income and Accumulated Income

(thousands of dollars, except for per Unit amounts)	Year ended December 31, 2005	Year ended December 31, 2004
		(restated – note 2)
Revenue		
Petroleum and natural gas	$ 376,572	$ 241,481
Unrealized hedging gain (loss)	214	(214)
Royalties, net of Alberta Royalty Credit	(74,290)	(47,828)
	302,496	**193,439**
Expenses		
Operating	57,941	38,808
General and administrative	5,452	3,871
Unit-based compensation (note 10)	-	1,036
Management fee (note 13)	3,665	2,323
Performance incentive (note 13)	10,544	21,632
Interest	10,275	6,407
Interest and accretion on convertible debentures	13,392	10,425
Depletion, depreciation and accretion	135,096	99,277
	236,365	**183,779**
Income before taxes and non-controlling interest	66,131	9,660
Future income tax reduction (note 11)	(11,371)	(16,381)
Income and capital taxes (note 11)	2,198	2,003
	(9,173)	(14,378)
Net income before non-controlling interest	75,304	24,038
Non-controlling interest (note 9)	232	-
Net income	**75,072**	**24,038**
Accumulated income, beginning of year as previously reported	93,451	73,137
Effect of change in accounting policies (note 2)	9,186	5,462
Accumulated income, beginning of year as restated	102,637	78,599
Accumulated income, end of year	**$ 177,709**	**$ 102,637**
Net income per Trust Unit (note 10)		
Basic	**$ 1.33**	**$ 0.59**
Diluted	**$ 1.32**	**$ 0.58**

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars)	Year ended December 31, 2005	Year ended December 31, 2004 (restated – note 2)
Operating Activities		
Net income	$ 75,072	$ 24,038
Add (deduct) items not requiring cash:		
Unit-based compensation	-	1,036
Non-cash performance incentive	10,544	16,570
Future income taxes	(11,371)	(16,381)
Unrealized hedging loss (gain)	(214)	214
Accretion on convertible debentures	2,182	1,724
Depletion, depreciation and accretion	135,096	99,277
Non-controlling interest	232	-
Expenditures on asset retirement	(2,025)	(673)
Changes in non-cash working capital	(22,910)	(480)
Cash provided by operating activities	**186,606**	**125,325**
Financing Activities		
Units issued, net of costs (note 10)	107,616	62,465
Convertible debentures issued, net of costs (note 7)	-	119,552
Increase (decrease) in bank indebtedness	(14,578)	119,500
Reduction of capital lease obligations	(7,687)	(321)
Cash distributions to Unitholders	(175,323)	(113,681)
Cash provided by (used in) financing activities	**(89,972)**	**187,515**
Investing Activities		
Expenditures on property and equipment	(103,229)	(107,893)
Property acquisitions	(210)	(180,645)
Property dispositions	3,379	6,539
Acquisition of Defiant Energy Corporation (note 3)	(98)	(31,254)
Changes in non-cash working capital	3,524	413
Cash used in investing activities	**(96,634)**	**(312,840)**
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	**$ -**	**$ -**
Supplementary Cash Flow Information		
Interest paid	$ 23,358	$ 13,915
Taxes paid	$ 2,605	$ 1,314

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

All tabular amounts in thousands except for Units and per Unit amounts

1. Business and Structure of the Fund

Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its subsidiary, AOG, which is primarily owned by the Fund with a small residual interest, represented by the Exchangeable Share ownership held by other parties (see note 9). The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

The purpose of the Fund is to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. The extent of cash distributions from AOG to the Fund are determined by Management and the Board of Directors and are based on the cash available after retaining a portion to meet expenditure requirements. The distribution policy is closely monitored considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash inflows are predominantly dependent on the current level of production and the prevailing commodity prices. It is the Funds long-term objective to provide stable and sustainable cash distributions to the Unitholders.

The Fund is actively managed by Advantage Investment Management Ltd. (the "Manager"). As compensation, the Manager receives management fees pursuant to a Management Agreement as approved by the Board of Directors (see note 13).

2. Summary of Significant Accounting Policies

The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that effect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

(a) Consolidation and Joint Operations

These consolidated financial statements include the accounts of the Fund and all subsidiaries, including AOG. All intercompany balances and transactions have been eliminated.

The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its proportionate interest in such joint operations.

(b) Property and equipment

(i) Petroleum and natural gas properties and related equipment

The Fund follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(ii) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

(c) Goodwill

Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred. There has been no impairment of the Fund's goodwill.

(d) Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly.

(e) Financial instruments

The Fund occasionally uses various types of derivative financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a

contract is settled. For the unrealized portion of such contracts, Advantage utilizes the "fair value" method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments given future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date. There were no derivative financial instruments outstanding at December 31, 2005.

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments – Presentation and Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Consolidated Balance Sheets	**December 31, 2004**	**December 31, 2003**
Current liabilities		
Accounts payable and accrued liabilities	$ 16,570	$ 19,592
Long-term liabilities		
Convertible debentures	$ 136,433	$ 91,372
Unitholders' equity		
Convertible debentures	$ (148,450)	$ (99,984)
Convertible debentures equity component	$ 6,764	$ 4,726
Unitholders' capital	$ (20,503)	$ (21,168)
Accumulated income	$ 9,186	$ 5,462

Consolidated Statements of Income	**Year ended December 31, 2004**	**Year ended December 31, 2003**
Interest and accretion on convertible debentures	$ 10,425	$ 5,521
Net income	$ (10,425)	$ (5,521)
Net income per Trust Unit		
Basic	$ (0.04)	$ (0.03)
Diluted	$ (0.05)	$ (0.03)

(f) Asset retirement obligations

The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Fund's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and related equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original

estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(g) Income taxes

The Fund is considered an open-ended unincorporated mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

The Fund and its subsidiaries follow the "liability" method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

(h) Exchangeable shares

In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

(i) Unit-based compensation

The Fund has a unit-based compensation plan (the "Plan") for external directors of the Fund, which is described in note 10. Advantage elected to prospectively adopt amendments to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Fund must account for compensation expense based on the "fair value" of rights granted under its unit-based compensation plan.

Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

(j) Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(k) Per Trust Unit amounts

Net income per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net income per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and exchangeable shares and the "treasury stock" method for trust unit rights.

(l) Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligation costs and related accretion expense, and impairment calculations for property and equipment and goodwill are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, relevant fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

(m) Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. Acquisitions

(a) Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $143.1 million. Defiant was a corporation engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition was accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. Defiant was amalgamated with AOG on January 1, 2005. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		
Property and equipment	$	232,750
Goodwill		18,557
Future income taxes		(49,636)
Bank indebtedness		(44,586)
Capital lease obligations		(7,347)
Net working capital (including cash of $4.1 million)		(5,368)
Asset retirement obligations		(1,282)
	$	143,088

Consideration:		
Cash	$	34,000
3,666,286 Trust Units issued		77,982
1,450,030 Exchangeable Shares issued		30,842
Acquisition costs incurred		264
	$	143,088

The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in 2005 due to the finalization of net working capital acquired, tax balances and certain cost estimates. As a result, net working capital deficit increased $1.2 million, future income tax liability decreased $1.9 million, goodwill decreased $1.8 million and acquisition costs decreased $1.1 million.

(b) Asset Acquisition

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4. Fixed Assets

During the year ended December 31, 2005, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $3,293,000 (2004 - $2,401,000).

Costs of $17,805,000 (2004 - $25,700,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $ 87,843,000 (2004 - $64,200,000) have been included in costs subject to depletion.

The Fund performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate ($US/$Cdn)	AECO Gas ($Cdn/mmbtu)
2006	$ 60.81	$ 0.85	$ 11.58
2007	$ 61.61	$ 0.85	$ 10.84
2008	$ 54.60	$ 0.85	$ 8.95
2009	$ 50.19	$ 0.85	$ 7.87
2010	$ 47.76	$ 0.85	$ 7.57
Percentage increase each year after 2010	1.5%	-	1.5%

Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

5. Capital Lease Obligations

The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2005 consist of the following:

2006	$ 443
2007	1,364
	1,807
Less amounts representing interest	(103)
	1,704
Current portion	(358)
	$ 1,346

6. Bank Indebtedness

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. At December 31, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.4%.

7. Convertible Debentures

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. Based on revised accounting standards (see note 2), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

	10.00%	9.00%	8.25%	7.75%	7.50%	Total
Issue date	Oct. 18, 2002	Jul. 8, 2003	Dec. 2, 2003	Sept. 15, 2004	Sept. 15, 2004	
Maturity date	Nov. 1, 2007	Aug. 1, 2008	Feb. 1, 2009	Dec. 1, 2011	Oct. 1, 2009	
Conversion price	$ 13.30	$ 17.00	$ 16.50	$ 21.00	$ 20.25	
Liability component	$ 52,722	$ 28,662	$ 56,802	$ 47,444	$ 71,631	$ 257,261
Equity component	2,278	1,338	3,198	2,556	3,369	12,739
Gross proceeds	55,000	30,000	60,000	50,000	75,000	270,000
Issuance costs	(2,495)	(1,444)	(2,588)	(2,190)	(3,190)	(11,907)
Net proceeds	**$ 52,505**	**$ 28,556**	**$ 57,412**	**$ 47,810**	**$ 71,810**	**$ 258,093**

The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

Convertible Debenture	Redemption Periods	Redemption Price
10.00%	After November 1, 2005 and on or before November 1, 2006	$1,050
	After November 1, 2006 and before November 1, 2007	$1,025
9.00%	After August 1, 2006 and on or before August 1, 2007	$1,050
	After August 1, 2007 and before August 1, 2008	$1,025
8.25%	After February 1, 2007 and on or before February 1, 2008	$1,050
	After February 1, 2008 and before February 1, 2009	$1,025
7.75%	After December 1, 2007 and on or before December 1, 2008	$1,050
	After December 1, 2008 and on or before December 1, 2009	$1,025
	After December 1, 2009 and before December 1, 2011	$1,000
7.50%	After October 1, 2007 and on or before October 1, 2008	$1,050
	After October 1, 2008 and before October 1, 2009	$1,025

The balance of debentures outstanding at December 31, 2005 and changes in the liability and equity components during the years ended December 31, 2005 and 2004 are as follows:

	10.00%	9.00%	8.25%	7.75%	7.50%	Total
Debentures outstanding	$ 2,534	$ 7,619	$ 8,646	$ 49,710	$ 66,602	$135,111
Liability component:						
Balance at Dec. 31, 2003	$ 9,547	$ 27,531	$ 54,294	$ -	$ -	$ 91,372
Issued for cash, net of costs	-	-	(68)	45,366	68,584	113,882
Accretion of discount	116	438	643	182	345	1,724
Converted to Trust Units	(5,740)	(17,581)	(42,632)	-	(4,592)	(70,545)
Balance at Dec. 31, 2004	3,923	10,388	12,237	45,548	64,337	136,433
Accretion of discount	55	168	198	616	1,145	2,182
Converted to Trust Units	(1,525)	(3,297)	(4,285)	(266)	(3,161)	(12,534)
Balance at Dec. 31, 2005	**$ 2,453**	**$ 7,259**	**$ 8,150**	**$ 45,898**	**$ 62,321**	**$126,081**
Equity component:						
Balance at Dec. 31, 2003	$ 404	$ 1,274	$ 3,048	$ -	$ -	$ 4,726
Issued for cash, net of costs	-	-	-	2,444	3,226	5,670
Converted to Trust Units	(241)	(802)	(2,373)	-	(216)	(3,632)
Balance at Dec. 31, 2004	163	472	675	2,444	3,010	6,764
Converted to Trust Units	(63)	(149)	(234)	(14)	(145)	(605)
Balance at Dec. 31, 2005	**$ 100**	**$ 323**	**$ 441**	**$ 2,430**	**$ 2,865**	**$ 6,159**

On September 15, 2004, Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

During the year ended December 31, 2005, $13,339,000 (2004 - $76,534,000) debentures were converted resulting in the issuance of 783,870 Trust Units (2004 – 4,637,187 Trust Units).

8. Asset Retirement Obligations

The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $94 million which will be incurred between 2006 to 2056. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Year ended December 31, 2005	Year ended December 31, 2004
Balance, beginning of year	$ 17,503	$ 13,892
Accretion expense	1,162	926
Liabilities incurred	4,623	3,358
Liabilities settled	(2,025)	(673)
Balance, end of year	**$ 21,263**	**$ 17,503**

9. Exchangeable Shares

	Number of Shares	Amount
Issued for acquisition of Defiant (note 3)	1,450,030	$ 30,842
Balance at December 31, 2004	1,450,030	30,842
Converted to Trust Units	(1,345,358)	(28,705)
Non-controlling interest in net income	-	232
Balance at December 31, 2005	**104,672**	**$ 2,369**
Trust Units issuable	**122,413**	

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.16949 at December 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a Trust Unit on the last business day prior to such redemption date.

10. Unitholders' Equity

(a) Unitholders' capital

(i) Authorized

Unlimited number of voting Trust Units

(ii) Issued

	Number of Units	Amount
		(restated - note 2)
Balance at December 31, 2003	36,717,206	$ 281,328
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,207
Issued for acquisition of Defiant, net of costs (note 3)	3,666,286	77,837
Issued on conversion of debentures	4,637,187	74,177
Issued on exercise of options	55,000	403
Balance at December 31, 2004	49,674,783	515,544
2004 non-cash performance incentive	763,371	16,570
Issued for cash, net of costs	5,250,000	107,616
Issued on conversion of debentures	783,870	13,139
Issued on conversion of exchangeable shares	1,374,300	28,705
Balance at December 31, 2005	**57,846,324**	**$ 681,574**

On January 27, 2004, Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004, Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit for net proceeds of $62.2 million (net of Underwriters' fees and other issue costs of $3.6 million) to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

On December 21, 2004, Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see note 3).

On January 19, 2005, Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance incentive fee.

On February 9, 2005, Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance incentive fee.

(b) Trust Units Rights Incentive Plan

Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.

	Series A		Series B	
	Number	**Price**	**Number**	**Price**
Balance at December 31, 2003	140,000	$ 7.87	-	$ -
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	18.42
Reduction of exercise price	-	(2.82)	-	(1.67)
Balance at December 31, 2004	85,000	5.05	225,000	16.75
Reduction of exercise price	-	(3.12)	-	(3.12)
Balance at December 31, 2005	**85,000**	**$ 1.93**	**225,000**	**$ 13.63**
Expiration date	August 16, 2006		June 17, 2008	

On June 17, 2004, the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right and recorded a non-cash unit-based compensation expense of $1.0 million to recognize the fair value of the rights granted. The fair value of the Trust Unit rights was determined using the Black-Scholes-Merton model which included the following assumptions: 4% risk-free interest rate, approximate 4 year expected life, 15% expected volatility, and 15% expected dividend yield. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2005 and there was no compensation expense recorded.

The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	**Year ended December 31, 2005**	**Year ended December 31, 2004**
		(restated - note 2)
Net income, as reported	$ 75,072	$ 24,038
Less compensation expense for rights issued in 2002	300	701
Pro forma net income	$ 74,772	$ 23,337
Net income per Trust Unit, as reported		
Basic	$ 1.33	$ 0.59
Diluted	$ 1.32	$ 0.58
Net income per Trust Unit, pro forma		
Basic	$ 1.32	$ 0.57
Diluted	$ 1.31	$ 0.57

(c) Net Income per Trust Unit

The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Income available to Unitholders		
Basic	$ 75,072	$ 24,038
Trust Units Rights Incentive Plan – Series A	-	-
Trust Units Rights Incentive Plan – Series B	-	-
Exchangeable shares	232	-
Diluted	$ 75,304	$ 24,038
Weighted average Trust Units outstanding		
Basic	56,593,303	41,008,308
Trust Units Rights Incentive Plan – Series A	76,698	72,287
Trust Units Rights Incentive Plan – Series B	69,800	19,473
Exchangeable shares	298,341	43,580
Diluted	57,038,142	41,143,648

The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2005 was 7,288,894 (2004 – 5,970,897). As at December 31, 2005, the total convertible debentures outstanding were immediately convertible to 6,818,833 Trust Units (December 31, 2004 – 7,602,487).

11. Income Taxes

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. As at December 31, 2005, the Fund had unrecognized deductible temporary differences of $19.6 million.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	Year ended December 31, 2005	Year ended December 31, 2004 (restated – note 2)
Income before taxes	$ 66,131	$ 9,660
Expected income tax expense at statutory rates	25,080	3,269
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	12,406	7,537
Resource allowance	(15,390)	(8,766)
Amounts included in trust income and other	(33,467)	(18,421)
Future income tax reduction	(11,371)	(16,381)
Income and capital taxes	2,198	2,003
	$ (9,173)	$ (14,378)

The components of the future income tax liability at December 31 are as follows:

	2005	2004
Property and equipment in excess of tax basis	$ 119,065	$ 127,130
Asset retirement obligation	(7,230)	(6,126)
Non-capital tax loss carry forward	(11,228)	(7,356)
Other	(1,581)	(1,382)
Future income tax liability	**$ 99,026**	**$ 112,266**

AOG has non-capital tax loss carry forward of approximately $33.0 million of which $0.3 million expires in 2007, $20.7 million in 2009, and $12.0 million in 2014.

12. Financial Instruments

Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, cash distributions payable, capital lease obligations, and bank indebtedness. As at December 31, 2005, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The carrying value of accounts receivable reflects Management's assessment of the associated credit risks. The Fund is further exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

In addition, the Fund has outstanding convertible debenture obligations that are financial liabilities. The convertible debentures have different fixed terms and interest rates (see note 7) resulting in fair values that will vary over time as market conditions change. As at December 31, 2005, the estimated fair value of the total outstanding convertible debenture obligation was $137.5 million.

13. Management Fee and Performance Incentive Fee

The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees are paid quarterly and $1.0 million was payable at December 31, 2005 (December 31, 2004 - $0.7 million).

The Manager of the Fund is also entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively (2004 opening and closing Unit prices were $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were $2.82 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The performance incentive fee payable at year end for 2005 was $10.5 million (2004 - $21.6 million). The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units at the closing Unit price of $22.19 to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees.

14. Lease Commitments

Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income, are as follows:

2006	$ 1,430
2007	1,397
2008	572
	$ 3,399

15. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US GAAP"). Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below. All adjustments are measurement differences only and disclosure items are not noted.

(a) Unit-based compensation

Effective January 1, 2003, the Fund prospectively adopted amendments to CICA 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, the Fund must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. Under US GAAP, the Fund similarly adopted SFAS 123 "Accounting for Stock-Based Compensation" and applied prospective transitional provisions of SFAS 148 relative to grants after January 1, 2003. As a result, both Canadian GAAP and US GAAP are substantially similar with regards to accounting for such stock-based compensation arrangements and there are no accounting differences for grants after January 1, 2003.

For grants prior to January 1, 2003, no compensation cost was recognized at the grant date given that the options were issued at market value. As options are subsequently exercised under the unit-based compensation plan, the consideration received is recorded as unitholders' capital. However, the Fund does calculate compensation expense based on the intrinsic value of the rights which is disclosed in the notes to the consolidated financial statements along with the associated impact on net income and net income per Trust Unit. Intrinsic value is calculated as the difference between the quoted market price and the exercise price. Under US GAAP, as the Trust Units Rights Incentive Plan is a variable compensation plan, grants prior to January 1, 2003 continue to be accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, whereby compensation expense is actually recorded each period-end using the intrinsic value methodology. This different accounting treatment has resulted in additional unit-based compensation expense for the Fund related to options granted during 2002.

(b) Convertible debentures

The Fund applies CICA 3860 "Financial Instruments – Presentation and Disclosure" in accounting for convertible debentures which results in their classification as long-term liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

Under US GAAP, the entire convertible debenture balance would be shown as a long-term liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in long-term liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

(c) Depletion and depreciation

For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

(d) Ceiling test

Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized an impairment loss of $49.5 million in 2001, $28.3 million net of tax. The impairment loss decreased net book value of property and equipment which reduced depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

(e) Future income tax

The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2005 and 2004. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for depletion and depreciation, and impairments from ceiling test calculations.

(f) Non-controlling interest

The Fund owns a significant majority of AOG and consolidates the entire entity. As a result, non-controlling interest expense is presented which represents the residual ownership interests. Accounting standards for the determination of non-controlling interest under Canadian GAAP is substantially similar as compared to US GAAP. The differences between Canadian GAAP and US GAAP non-controlling interest expense relates entirely to the non-controlling interests share of all other GAAP difference that have impacted net income.

(g) Unitholders' equity

Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of unitholders' equity.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. The same accounting treatment would be applicable to the Exchangeable Shares. Changes in the redemption value from year-to-year are charged to deficit. All components of unitholders' equity related to Trust Units and Exchangeable Shares are eliminated. When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended December 31, 2005 and 2004, net income available to Unitholders was increased by $3.7 million and reduced by $104.4 million corresponding to changes in the Trust Units redemption value for the respective periods.

(h) Comprehensive income

US GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by US GAAP. The Fund currently has no financial items that qualify as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

(i) Statements of cash flow

The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

(j) Recent US Accounting Pronouncements Issued But Not Implemented

SFAS 123R Share-Based Payment: SFAS 123R was issued December 2004 as a revision to SFAS 123. This statement establishes accounting standards for transactions in which an entity exchanges equity instruments for goods or services. The standard also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

SFAS 153 Exchanges of Nonmonetary Assets: This statement amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that basic principle. This statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The implementation effective date for this standard is for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Fund does not expect this statement to have a material impact on the consolidated financial statements.

SFAS 154 Accounting Changes and Error Corrections: This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement replaces prior accounting standards that required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle (with certain exceptions) as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The implementation effective date for this standard is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting pronouncements.

The application of US GAAP would have the following effect on net income as reported:

Consolidated Statements of Income (thousands of Canadian dollars, except for per Unit amounts)	**Year ended December 31, 2005**	**Year ended December 31, 2004**
		(restated – note 2)
Net income – Canadian GAAP, as reported	$ 75,072	$ 24,038
US GAAP Adjustments:		
Unit-based compensation – note 15(a)	(301)	(641)
Interest and accretion on convertible debentures – note 15(b)	1,095	863
Depletion, depreciation and accretion – notes 15(c) and (d)	9,886	9,691
Future income tax reduction – note 15(e)	(3,652)	(3,460)
Non-controlling interest – note 15(f)	(22)	-
Net income and comprehensive income – US GAAP	$ 82,078	$ 30,491
Net income per Trust Unit before change in redemption value of Trust Units – US GAAP:		
Basic	$ 1.45	$ 0.74
Diluted	$ 1.44	$ 0.74
Net income per Trust Unit – US GAAP:		
Basic	$ 1.52	$ (1.80)
Diluted	$ 1.51	$ (1.80)

The application of US GAAP would have the following effect on the balance sheets as reported:

Consolidated Balance Sheets (thousands of Canadian dollars)	December 31, 2005 Canadian GAAP	December 31, 2005 US GAAP	December 31, 2004 Canadian GAAP	December 31, 2004 US GAAP
Assets				
Deferred charge – note 15(b)	$ -	$ 4,368	$ -	$ 5,848
Property and equipment, net - notes 15(c) and (d)	907,795	888,936	937,046	908,301
Liabilities and Unitholders' Equity				
Convertible debentures – note 15(b)	$ 126,081	$ 135,111	$ 136,433	$ 148,450
Future income taxes – note 15(e)	99,026	92,613	112,266	102,201
Temporary equity – note 15(g)	-	1,067,204	-	933,539
Deficit – note 15(g)	-	(665,627)	-	(574,060)
Unitholders' capital – notes 15 (a) and (g)	681,574	-	515,544	-
Exchangeable shares – note 15(g)	2,369	-	30,842	-
Convertible debentures equity component - note 15(b)	6,159	-	6,674	-
Contributed surplus – note 15(a)	1,036	2,779	1,036	2,478
Accumulated income – note 15(g)	177,709	-	102,637	-
Accumulated cash distributions – note 15(g)	(447,383)	-	(270,017)	-

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

(TSX: AVN.UN, NYSE: AAV)

February 28, 2006

Advantage Announces Year End 2005 Reserves

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce the results of its year end reserve evaluation which is based on an independent engineering study conducted by Sproule Associates Limited ("Sproule") effective December 31, 2005 and prepared in accordance with National Instrument 51-101 ("NI 51-101").

Reserves included herein are stated on a Company Interest basis (before royalty burdens and including royalty interests receivable) unless noted otherwise. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Advantage's Annual Information Form ("AIF").

Highlights - Company Interest Reserves (Working Interests plus Royalty Interests Receivable)

- Proved plus probable ("P+P") reserve life index increased by 21% to 12.0 years.
- Replaced 106% of annual production at an all-in Finding, Development & Acquisition ("FD&A") cost of $12.92 per P+P boe before consideration of future development capital. Including future development capital, the FD&A cost was $17.17 per P+P boe. Note that there were no acquisitions completed in 2005.
- Net asset value using a 5% discount factor increased by 61% to $23.95 per Unit.

	December 31, 2005	December 31, 2004
Proved plus probable reserves (mboe)	84,082	83,799
Present Value discounted at 5%, proved plus probable ($000)	$1,814,159	$1,135,209
Net Asset Value per Unit discounted at 5%	$23.95	$14.88
Reserve Life Index (proved plus probable - years)	12.0 (1)	9.9
Reserves per fully diluted Unit (proved plus probable) (2)	1.28	1.28
Net bank debt per boe of reserves (3)	$3.21	$2.25

(1) Based on year end exit rate production of 19,200 boe/d

(2) Based on 59.0 million fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end and 65.1 million fully diluted Units outstanding at December 31, 2005 plus 0.5 million Units issued subsequent to year end

(3) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Company Interest Reserves - Summary as at December 31, 2005

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	12,879	1,688	3,282	166,424	45,588
Developed Non-producing	355	2	190	13,845	2,854
Undeveloped	2,377	48	308	17,260	5,610
Total Proved	**15,611**	**1,738**	**3,780**	**197,529**	**54,052**
Probable	11,948	963	2,227	89,357	30,030
Total Proved + Probable	**27,559**	**2,701**	**6,007**	**286,886**	**84,082**

Gross Working Interest Reserves - Summary as at December 31, 2005

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	12,827	1,670	3,251	164,551	45,172
Developed Non-producing	354	2	188	13,723	2,831
Undeveloped	2,377	48	308	17,260	5,610
Total Proved	**15,558**	**1,720**	**3,747**	**195,534**	**53,613**
Probable	11,912	957	2,206	88,013	29,745
Total Proved + Probable	**27,470**	**2,677**	**5,953**	**283,547**	**83,358**

Present Value of Future Net Revenue using Sproule price and cost forecasts [1]
($000)

	Before Income Taxes Discounted at		
	0%	5%	10%
Proved			
Developed Producing	$1,470,813	$1,127,704	$941,411
Developed Non-producing	83,554	68,812	58,394
Undeveloped	126,922	99,007	78,696
Total proved	**1,681,289**	**1,295,523**	**1,078,501**
Probable	945,519	518,636	344,071
Total Proved + Probable	**$2,626,808**	**$1,814,159**	**$1,422,572**

[1] Advantage's crude oil, natural gas and natural gas liquid reserves were valuated using Sproule's product price forecast effective December 31, 2005 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2005 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2005. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta Plantgate Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2006	60.81	70.07	11.37	11.59	0.85
2007	61.61	70.99	10.63	10.11	0.85
2008	54.60	62.73	8.76	8.50	0.85
2009	50.19	57.53	7.69	7.58	0.85
2010	47.76	54.65	7.39	7.32	0.85
2011	48.48	55.47	7.52	7.43	0.85
2012	49.20	56.31	7.63	7.54	0.85

Net Asset Value using Sproule price and cost forecasts

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Fund's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

($000, except per Unit amounts)	0%	5%	10%
Net asset value per Unit [1] - December 31, 2004	$ 23.10	$ 14.88	$ 11.04
Present value proved and probable reserves	$ 2,626,808	$ 1,814,159	$ 1,422,572
Undeveloped acreage and seismic [2]	25,782	25,782	25,782
Working capital (deficit) excluding cash distributions payable to Unitholders	(17,150)	(17,150)	(17,150)
Bank debt	(252,476)	(252,476)	(252,476)
Net asset value - December 31, 2005	**$ 2,382,964**	**$ 1,570,315**	**$ 1,178,728**
Net asset value per Unit [1] - December 31, 2005	**$ 36.34**	**$ 23.95**	**$ 17.98**

[1] Based on 59.0 million fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end and 65.1 million fully diluted Units outstanding at December 31, 2005 plus 0.5 million Units issued subsequent to year end
[2] Land at $100 per acre – internal estimate

Gross Working Interest Reserves Reconciliation

Proved	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2004	**15,468**	**1,562**	**3,113**	**211,395**	**55,375**
Extensions	445	15	268	13,469	2,973
Improved recovery	871	275	82	2,597	1,661
Discoveries	83	0	17	218	136
Economic factors	433	97	29	3,262	1,103
Technical revisions	126	42	671	(6,424)	(233)
Acquisitions	0	0	0	0	0
Dispositions	(3)	0	(4)	(308)	(58)
Production	(1,865)	(271)	(429)	(28,675)	(7,344)
Closing balance at Dec. 31, 2005	**15,558**	**1,720**	**3,747**	**195,534**	**53,613**

Proved + Probable	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2004	**26,786**	**2,187**	**4,987**	**293,947**	**82,951**
Extensions	710	26	687	25,507	5,674
Improved recovery	2,679	402	94	4,228	3,880
Discoveries	111	0	23	291	183
Economic factors	803	143	53	6,428	2,071
Technical revisions	(1,751)	190	544	(17,724)	(3,972)
Acquisitions	0	0	0	0	0
Dispositions	(3)	0	(6)	(455)	(85)
Production	(1,865)	(271)	(429)	(28,675)	(7,344)
Closing balance at Dec. 31, 2005	**27,470**	**2,677**	**5,953**	**283,547**	**83,358**

Finding, Development & Acquisitions Costs ("FD&A") (1)

FD&A Costs – Gross Working Interest Reserves excluding Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$ 103,537	$ 103,537
Acquisitions net of dispositions ($000)	(3,379)	(3,379)
Total capital ($000)	$ 100,158	$ 100,158
Total mboe, end of period	53,613	83,358
Total mboe, beginning of period	55,375	82,951
Production, mboe	7,344	7,344
Reserve additions, mboe	5,582	7,751
FD&A costs ($/boe)	**$ 17.94**	**$ 12.92**
Three year average FD&A Costs ($/boe)	**$ 23.69**	**$ 14.93**

NI 51-101
FD&A Costs – Gross Working Interest Reserves including Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$ 103,537	$ 103,537
Acquisitions net of dispositions ($000)	(3,379)	(3,379)
Net change in Future Development Capital	21,659	32,933
Total capital ($000)	$ 121,817	$ 133,091
Reserve additions, mboe	5,582	7,751
FD&A costs ($/boe)	**$ 21.82**	**$ 17.17**
Three year average FD&A Costs ($/boe)	**$ 25.20**	**$ 16.51**

(1) Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross Working Interest Reserves - Summary as at December 31, 2005 using Sproule Constant price assumptions

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	13,003	1,676	3,285	167,529	45,886
Developed Non-producing	356	1	189	13,760	2,839
Undeveloped	2,389	49	309	17,270	5,625
Total Proved	**15,748**	**1,726**	**3,783**	**198,559**	**54,350**
Probable	12,058	961	2,227	89,098	30,097
Total Proved + Probable	**27,806**	**2,687**	**6,010**	**287,657**	**84,447**

Present Value of Future Net Revenue using Sproule Constant price assumptions ($000)

	Before Income Taxes Discounted at		
	0%	5%	10%
Proved			
Developed Producing	$1,736,693	$1,295,126	$1,051,957
Developed Non-producing	102,011	82,136	68,304
Undeveloped	164,983	123,709	95,979
Total Proved	**2,003,687**	**1,500,971**	**1,216,240**
Probable	1,127,351	637,720	425,253
Total Proved + Probable	**$3,131,038**	**$2,138,691**	**$1,641,493**

Advantage's crude oil, natural gas and natural gas liquid reserves were valuated using Sproule's constant price assumptions effective December 31, 2005 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

Sproule Constant Price Assumptions

Crude Oil:	
West Texas Intermediate	US$ 61.04/bbl
Edmonton Par	$ 68.12/bbl
Hardisty Bow River 24.9° API	$ 37.66/bbl
Natural Gas:	
Alberta AECO-C	$ 9.99/mmbtu
B.C. Westcoast Station 2	$ 9.27/mmbtu
Natural Gas By-Products:	
Propane	$ 51.90/bbl
Butane	$ 59.32/bbl
Pentanes Plus	$ 71.35/bbl
Foreign Exchange	
$US/$Cdn	$ 0.86

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

Forward-Looking Information

The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.